CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JonesTrading Institutional Services LLC and Subsidiaries
December 31, 2024

This report is deemed CONFIDENTIAL in accordance with Rule 17a 5(e)(3) under the Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26089

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **JonesTrading Institutional Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

555 St. Charles Drive, Suite 200
(No. and Street)

Thousand Oaks   **CA**   **91360**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Wong   **818-575-1017**   **jwong@jonestrading.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200   **Walnut Creek**   **CA**   **94956**
(Address)   (City)   (State)   (Zip Code)

February 24, 2009   **3438**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R. Wong , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JonesTrading Institutional Services LLC , as of 12/31 , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Financial Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Mateo)

On March 31 2025 before me, Shruti Bhalla, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Jeffrey Wong
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SHRUTI BHALLA
COMM. #2461639
NOTARY PUBLIC • CALIFORNIA
COUNTY OF SAN MATEO
My commission expires August 29, 2027
UPS5

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Reports Document Date: March 31 2025
Number of Pages: ________ Signer(s) Other Than Named Above: ________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ________
☐ Corporate Officer — Title(s): ________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ________
Signer Is Representing: ________

Signer's Name: ________
☐ Corporate Officer — Title(s): ________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ________
Signer Is Representing: ________

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Financial Statement and Supplemental Information

December 31, 2024

Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
JonesTrading Institutional Services LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JonesTrading Institutional Services LLC and Subsidiaries (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served JonesTrading Institutional Services LLC and Subsidiaries's auditor since 2024.

Walnut Creek, California

March 31, 2025

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2024

Assets

Cash (including approximately $260,359 on deposit with clearing brokers)	$ 2,555,150
Cash equivalents	56,931,889
Total cash and cash equivalents	59,487,039
Due from brokers	6,922,442
Commission and other receivables (net of allowance for credit losses of $327,293)	3,614,226
Prepaid expenses and other assets	3,058,588
Leasehold improvements and equipment, net	2,031,584
Right-of-use assets	8,129,137
Cash surrender value of life insurance	25,995,885
Total assets	$109,238,901

Liabilities and Members' Equity

Accounts payable and accrued expenses	$ 8,351,555
Accrued compensation payable	17,887,528
Deferred compensation payable	30,201,631
Accrued members' distributions	2,617,579
Accrued profit-sharing	1,347,450
Lease liabilities	8,789,592
Accrued taxes	811,588
Total liabilities	70,006,923
Members' equity	41,086,510
Accumulated other comprehensive loss	(1,739,583)
Less: notes receivable due from members	(114,949)
Total members' equity	39,231,978
Total liabilities and members' equity	$109,238,901

The accompanying notes are an integral part of this consolidated financial statement.

JonesTrading Institutional Services LLC and Subsidiaries

Notes to Consolidated Financial Statement

December 31, 2024

1. Organization

Nature of Business

JonesTrading Institutional Services LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also with a member of the National Futures Association (NFA) and registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is engaged in providing services as an institutional broker-dealer to its customers throughout the United States of America and Canada. The Company maintains its corporate office in Thousand Oaks, California, and branch offices throughout the United States of America. JonesTrading International Limited (JTIL), a wholly owned subsidiary, is located in London, England, and provides services throughout Europe. JonesTrading Canada, Inc. (JTC) another wholly owned subsidiary of the Company is incorporated in British Columbia, Canada and has its primary office in Toronto, ON.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statement includes the accounts of its wholly owned subsidiaries and all significant intercompany transactions and accounts have been eliminated in consolidation for the financial statement presentation.

Basis of Presentation and Use of Estimates

The preparation of consolidated financial statement in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect certain amounts reported in the consolidated financial statement and accompanying notes.

Management believes that the estimates utilized in preparing its consolidated financial statement are reasonable. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the consolidated financial statement, cash and cash equivalents consist primarily of cash on deposit, money market accounts, and treasury bills, all of which have original maturities of three months or less. Interest income on cash is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

As of December 31, 2024, the Company maintains restricted cash in the amount of $2,923,935, which is included in cash and cash equivalents on the consolidated statement of financial condition. This balance represents clearing deposits required under the terms of the Company's clearing agreements. Certain of the Company's clearing agreements also have minimum equity requirements, and the Company is in compliance at December 31, 2024.

Soft Dollar Programs

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft-dollar arrangements. The Company accounts for soft dollar expenses on an accrual basis. An accrued soft-dollar research payable of $4,790,796 is in accounts payable and accrued expenses in the accompanying consolidated statement of financial condition. The funds do not represent "customer funds" of the relevant customers or "funds carried for the account of" the relevant customers as defined in Rule 15c3-3 of the Securities Exchange Act.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues until the performance obligations are satisfied. As of December 31, 2024, the Company had no deferred revenues related to cash received in advance for services.

2. Summary of Significant Accounting Policies (continued)

Due from Brokers

Due from brokers consists of amounts due to the Company from clearing agents. Management evaluates the collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for credit losses has been provided. At January 1, 2024, due from brokers were $28,042,813.

Commissions and Other Receivables

Commissions and other receivables consist primarily of amounts due to the Company in relation to options transactions that are billed at month-end. Management evaluates the collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no significant allowance for credit losses has been provided. At January 1, 2024, commissions and other receivables, net of allowance for credit losses, were $2,410,956.

Credit Loss on Financial Instruments

The Company follows the FASB Accounting Standard Update (ASU) 2016-13 Financial Instruments—Credit Losses (Topic 326). This guidance requires entities to use a current expected credit loss impairment model rather than incurred losses. The Company considers factors such as credit quality, age of balances, historical experience and current and future economic conditions that may affect the Company's expectation of collectability in determining allowance for credit losses.

Income Taxes

The Company is a flow-through entity for federal tax and state purposes and provides its unit holders with federal and state K-1 statements annually. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying consolidated financial statement. The Company files state returns in various states. Some state and local jurisdictions apply an income tax to unincorporated entities.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company's subsidiary JTC is incorporated as a private corporation and pays Canadian federal and provincial taxes. The company's subsidiary JTIL is a disregarded entity for U.S. income tax purposes. It is a corporation for U.K. income tax purposes and files a U.K. corporate tax return. Historically JTIL has operating losses and accordingly the company has a full valuation allowance on any deferred tax asset that would be recorded. Deferred tax assets of JTC and JTIL were not significant as of December 31, 2024.

The Company recognizes the tax benefit of uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by a tax authority. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statement, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for all tax years ending December 31, 2024. Tax years 2020 through 2023 are subject to examination by taxing authorities.

Foreign Currency

The financial position and results of operations of the Company's foreign wholly owned subsidiary, JTC, are measured using the Canadian Dollar as the local currency. The financial position and results of operations of JTIL, are measured using the Pound Sterling as the local currency. Assets and liabilities have been translated at the rates of exchange on the balance sheet dates. Revenues and expenses for the year ended December 31, 2024 have been translated into U.S. dollars at average exchange rates prevailing during the years. The resulting foreign currency translation adjustments are recorded as other comprehensive income in the accompanying consolidated financial statement.

As of December 31, 2024, the exchange rate between U.S. Dollars and Canadian Dollars was U.S. $1.00 = CAD 1.4372, and the weighted average exchange rate for the year then ended was U.S. $1.00 = CAD 1.3699. As of December 31, 2024, the exchange rate between U.S. Dollars and Pound Sterling was U.S. $1.00 = GBP 0.7976, and the weighted average exchange rate for the year then ended was U.S. $1.00 = GBP 0.7826.

3. Fair Value

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 -Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 -Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 -Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments are classified as Level 1.

Assets and liabilities measured at fair value on a recurring basis are summarized below

Assets at Fair Value at December 31, 2024				
	Level 1	Level 2	Level 3	Total
Money Market Mutual Funds	$41,295,713	$ -	$ -	$41,295,713
Treasury Bills	$15,636,176	$ -	$ -	$15,636,176
Total	$56,931,889	$ -	$ -	$56,931,889

There were no transfers between Levels 1, 2, and 3 and at December 31, 2024, the Company did not hold any Level 2 or 3 assets or liabilities.

4. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 plus minimum capital requirements for all subsidiaries or 6.67% of the aggregate indebtedness. At December 31, 2024, the Company's net capital was $23,966,877, which was $19,953,105 in excess of this requirement. Additionally, FINRA prohibits the ratio of aggregate indebtedness to net capital to exceed 1500 percent. At December 31, 2024 the Company's percentage of aggregate indebtedness to net capital was 251 percent.

The Company consolidates its wholly owned subsidiaries under generally accepted accounting principles. The Company consolidates these subsidiaries for its FOCUS reporting requirements in accordance with Rule SEC 15c3-1 Appendix C. The FOCUS report includes an additional $5,920,705 of assets and liabilities from the Company's operating subsidiaries and an additional $114,949 of equity for notes receivable from members.

Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

5. Fully Disclosed Clearing Agreement

During 2024, the Company and JTIL cleared all customer transactions through its fully disclosed agreements with BofA Securities, Inc, or with Goldman Sachs & Co. LLC or with Pershing LLC, all New York Stock Exchange member firms, and, therefore, the Company operates pursuant to exemptions contained in Rule 15c3-3 of the Securities and Exchange Act of 1934. JTC cleared all customer transactions through its fully disclosed agreement with Fidelity Clearing Canada ULC, a Toronto Stock Exchange member firm. At December 31, 2024, the due from broker was $6,922,442, which consists of cash.

6. Notes Receivable

At December 31, 2024, notes receivable amounted to $640,677, of which $114,949 consists of loans from the Company to employees to purchase stock in Jones & Associates, Inc. (J&A), the majority owner of the Company. Loans from the Company to employees to purchase stock in J&A are reported as a reduction of members' equity. The majority of the stock notes are full-recourse promissory notes bearing interest at approximately 1.37% and are collateralized by the stock purchased. Principal and interest are paid through members' distributions of income on a monthly basis. The Company received cash repayments from members on the stock notes in the amount of $72,395 for the year ended December 31, 2024. Forgivable loans and signing bonuses of $525,694 are included in notes receivable as of December 31, 2024. Forgivable loans and signing bonuses are granted to selected employees, vest over two to four years and require no interest payment, unless they become repayable in the event of termination of the employee's employment prior to the vesting date(s). The Company granted $180,000 of forgivable loans and signing bonuses during the year ended December 31, 2024.

7. Retirement and Deferred Compensation Plans

Retirement Plan

The Company provides a 401(k) deferred compensation retirement plan to both hourly and salaried employees. Any employee who has completed six months of service shall be eligible to participate. An eligible employee shall become a participant effective as of the first day of the month following the date that the employee met the eligibility requirements, as previously discussed.

The Company also makes profit-sharing contributions to the accounts of employees. For the year ended December 31, 2024, the Company contributed 4% of salaries for certain non-highly compensated employees to the plan and up to $42,000 to the account of certain highly compensated participants. The contribution rate is variable and is determined by the Company on an annual basis. The total contributions to be made for the year ended December 31, 2024, were approximately $1,347,450.

7. Retirement and Deferred Compensation Plans (continued)

Deferred Compensation Plan

On July 1, 2008, the Company implemented a 409A deferred compensation plan (the Plan). The Plan is intended to provide certain employees the opportunity to defer compensation on a pretax basis. Participants have the ability to allocate their deferrals among a number of investment options and may receive their benefits at termination, retirement, or "in service" either in a lump sum or in quarterly installments over 5, 10, or 15 years. The Company's contributions into this Plan are discretionary and may be granted to key employees annually based on the employee's performance. Participants generally vest in Company contributions over a one-to-four-year period. The deferred compensation liability for the year ended December 31, 2024, was $30,201,631.

Company-Owned Life Insurance (COLI) Policies

The Company purchased COLI contracts insuring employees eligible to participate in the 409A deferred compensation plan. The gross cash surrender value of these contracts was $25,995,885 as of December 31, 2024. There were no outstanding policy loans as of December 31, 2024. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation arrangements.

8. Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed twelve months are included in operating lease right-of-use assets and operating lease liabilities on the accompanying consolidated statement of financial condition. Assets represent the right to use an underlying asset for the lease term, and the lease liabilities represent the obligation to make lease payments arising from the leases. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU assets include any lease payments made and exclude lease incentives. The lease terms may include options to extend or terminate the lease that are included when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term and is included in occupancy expense on the consolidated statement of income. Lease agreements with lease and non-lease components, such as a refundable lease deposit, are accounted for separately.

8. Leases (continued)

The Company leases office space under non-cancelable operating lease agreements which expire on various dates through 2033. The weighted average remaining lease term is 7 years.

At December 31, 2024, the maturity of the Company's lease liabilities by fiscal year are as follows:

2025	$1,988,736
2026	1,682,117
2027	1,521,594
2028	1,022,165
2029	1,023,273
Thereafter	4,093,092
Total	$11,330,977
Less: Imputed interest	(2,541,385)
Present value of lease liability	$8,789,592

Certain leases contain renewal options and escalation clauses, the latter of which are factored into future minimum lease commitments. The weighted average discount rate utilized by Company in determining the present value of its lease liability as of December 31, 2024 was 6.75%.

9. Members' Equity

At December 31, 2024, the Company's equity consists of units of the Company, of which there are 30,000,000 units authorized and 23,436,398 units outstanding. Approximately 90.0% of these units are owned by J&A. The remaining units are owned by current and former employees.

Under state law and the Company's operating agreement, members cannot be liable for more than their original capital contribution.

9. Members' Equity (continued)

On November 4, 2015, the Company amended its Operating Agreement to authorize 3,000,000 Profits Participating Units (PPUs), which permit the holder to participate in all future profits of the Company. PPUs have no value on the date they are granted. The Company records the share of the Company's profits earned by the PPUs as compensation expense. As of December 31, 2024, the Company had 2,437,500 PPUs outstanding. If an employee terminates his or her employment with the Company, vested PPUs are repurchased at the PPU capital balance. During the year ended December 31, 2024 the Company issued 10,000 PPUs for nominal consideration and repurchased 15,000 PPUs for nominal consideration. The total capital balance of all PPUs at December 31, 2024, was $0. The carrying value of the PPUs approximates the fair value.

10. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company records client securities transactions on a settlement-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2024, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2024. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties. At December 31, 2024, one customer accounted for 18% of commissions and other receivables.

11. Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the various classes of assets, furniture and equipment (seven years), data processing equipment (five years), and leasehold improvements (over the lease term, which approximates useful life). The Company also capitalizes qualified expenses related to software and project development. In the current year, no such assets are included in the data processing equipment class.

11. Leasehold Improvements and Equipment (continued)

A summary of the Company's property and equipment as of December 31, 2024, is as follows:

Furniture and fixtures	$	2,332,891
Data processing equipment		6,779,028
Leasehold improvements		1,564,478
		10,676,397
Less: accumulated depreciation		(8,644,813)
Leasehold improvements and equipment, net	$	2,031,584

12. Commitments and Contingencies

Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no material litigations against the Company.

Certain conditions may exist as of the date the consolidated financial statement is issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statement. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business and financial position.

12. Commitments and Contingencies (continued)

Indemnifications

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

13. Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, principal transactions, and investment banking. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (Note 2). The Company's subsidiaries operate in the same line of business with similar characteristics and do not meet the quantitative thresholds to be reported separately in accordance with GAAP.

14. Subsequent Events

The Company evaluates subsequent events for recognition and disclosure through the date this financial statement is issued.